Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.

                                                  Commission File No. 333-87600

SEC-required information:

Bcom3 and Publicis have filed a final proxy statement/prospectus with the SEC concerning the transaction. Each Bcom3 shareholder will receive a copy of the proxy statement/prospectus by mail. We urge you to read the proxy statement/prospectus, as well as any other relevant documents that either party files with the SEC, because these documents contain important information. You can obtain these documents free of charge at the SEC's web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Greg Vichick at Bcom3, 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis, 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and is also set forth in the proxy statement/prospectus.

                             **********************

Questions and Answers

The following section tells you where to look in the prospectus to find answers to specific questions.

1.   How do I vote?

This question is answered beginning on page 2 of the F-4 (proxy statement/prospectus), under the section "Questions and Answers about the Merger." Please pay particular attention to the last two questions on page 2, and the first question on page 3.

2.   Why is this deal good/necessary for the long-term health of the
     company....how does it position us for the future?

See "Reasons for the Mergers" in the Summary on page 7. For additional information regarding the mergers, see "Background of the Mergers," Recommendations of the Special Committee and the Bcom3 Board," "The Special Committee's Reasons for the Mergers," and "Publicis's Reasons for the Mergers," beginning on pages 35, 41, 41, and 45. Also see "Opinion of Financial Advisor" in the Summary on page 7. For additional information regarding the financial advisor's opinion, see "Opinion of Special Committee's Financial Advisor," beginning on page 46.

For information regarding Publicis, see "Directors and Senior Management of Publicis After the Mergers," "Comparative Market Price, Trading Volume and Dividend Data,"

"Publicis Unaudited Pro Form Condensed Consolidated Financial Information," and "Description of Publicis," beginning on pages 106, 117, 119, and 156. Also see Publicis's Amended Annual Report on Form 20-F/A.

3. How will this merger make the agency brands more competitive and provide a platform for growth both for the operating unit as well as for the individual employee?

Same answer as Q1.

4. How will this acquisition help my agency/company diversify its services and become competitive in important areas other than mass communication?

Same answer as Q1.

5.   How is the deal structured?

See "The Mergers," "What Bcom3 Class A Stockholders will Receive in the Mergers," "Example of the Consideration to be Received by Class A Stockholders in the Mergers," and "What Dentsu will Receive in the Mergers" in the Summary on pages 4, 5, 6, and 7. Also see "The Publicis/Bcom3 Merger is Intended to be a Reorganization for Federal Income Tax Purposes," "Stockholder Vote Required to Approve the Mergers," "Support Agreements," "Shareholders' Agreements and Alliance Agreement," and "Appraisal Rights" in the Summary on pages 11, 12, and
13. For additional information on any of these topics, follow the cross-references in the summary descriptions.

6.   What are the real risks and advantages?

See "Risk Factors Relating to the Mergers," beginning on page 24, as well as "Interests of Certain Persons in the Mergers," beginning on page 58. For information regarding the advantages of the mergers, same answer as Q1.

7. How much cash per Bcom3 share will I receive as a result of this transaction? When?

See "The Mergers," "What Bcom3 Class A Stockholders will Receive in the Mergers," and "Example of the Consideration to be Received by Class A Stockholders in the Mergers" in the Summary on pages 4, 5, and 6. Also see "Net Proceeds from Sale of the Debt Portion of the OBSAs" in the Summary on pages 9 and 10.

8.   What will be the effect on benefits, and compensation?

See "Employee Benefits Matters" on page 87.

9.   Why is this strategically the right deal for Burnett/D'Arcy/SMG/etc.?

Same answer as Q1.

10.  Explain the features of the various Publicis securities.

See "Usufructs," "ORAs," "Net Proceeds from Sale of the Debt Portion of the OBSAs," and "Warrants" in the Summary on pages 8, 9, and 10. For additional information, see "Publicis/Bcom3 Merger Consideration," "Description of Publicis Share Capital," "Description of Usufruct Interest and Bare Legal Title," "Description of ORAs," "Description of OBSAs," and "Comparative Rights of Publicis and Bcom3 Stockholders" beginning on pages 77, 131,137, 140, 147, and 177.

11. Explain how I will be able to sell the above securities and when. Facilitated by the company, through my personal broker, etc? Explain what is meant by "orderly marketing process."

See "Custodian" and "Transfer Restrictions for Bcom3 Class A Stockholders" in the Summary on pages 7 and 8. For additional information, see "Transfer Restrictions on Publicis Securities and Other Consideration," beginning on page 101.

12. What are the post closing restrictions for shareholders; i.e., non-compete, non-solicitation, etc.?

See "Termination of the Bcom3 Voting Trust and Waiver of Certain Provisions of the Stock Purchase Agreement" in the Summary on page 11. Also see "Stock Purchase Agreement," beginning on page 173.

13.  What's going on with the Publicis stock price in the current market?

Indexed Stock Price Performance
February 14, 2002 to August 22, 2002

Indexed to February 14, 2002

[THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIALS.]

                   Publicis      Publicis     Comparable
        Date        (euro)       (ADR)(1)    Companies(2)
        ----        ------       --------    ------------
      02/14/02          100       100.0            100
      02/15/02     97.62711        97.2       99.11268
      02/19/02     97.28814        96.9       96.49632
      02/20/02     97.25424        95.2          99.06
      02/21/02     98.30508        95.8       97.90667
      02/22/02     96.61017        95.4       99.10468
      02/25/02     98.37288        96.9      100.38784
      02/26/02    100.91525        99.7      102.27019
      02/27/02    102.44068        99.8      102.52984
      02/28/02    103.45763       101.3      102.24506
      03/01/02    105.11864       105.0      106.96119
      03/04/02    113.72881       113.1        111.583
      03/05/02    113.55932       111.9      109.29912
      03/06/02    117.45763       116.5        110.831
      03/07/02     131.4915       128.5      109.67619
      03/08/02     129.1525       127.9      112.15887
      03/11/02    125.42373       125.0      110.61042
      03/12/02    123.32204       121.2      109.15746
      03/13/02    123.72881       122.7        107.413
      03/14/02     124.1017       124.6      107.36154
      03/15/02    125.42373       125.4      109.96564
      03/18/02     128.8136       132.3      112.63072
      03/19/02     128.8136       128.8      112.81949
      03/20/02     128.4407       130.0      112.32561
      03/21/02     128.0678       128.8      111.45069
      03/22/02          128       127.3      112.38627
      03/25/02     128.7797       126.9      110.40283
      03/26/02     129.1187       128.1      109.66738
      03/27/02     130.2712       128.9      111.90654
      03/28/02     131.7288       130.9      112.30965
      04/01/02     131.7288       131.2      112.96487
      04/02/02     132.2034       132.0      111.65453
      04/03/02     128.1356       129.6      110.12429
      04/04/02     125.8983       126.5      109.40813
      04/05/02    124.06779       125.2      110.58272
      04/08/02     122.1017       122.1      110.01546
      04/09/02    125.86441       124.2      110.78553
      04/10/02    126.03391       126.5       111.5869
      04/11/02     127.9661       127.3      110.11374
      04/12/02    127.79662       128.8      111.66096
      04/15/02    127.28814       127.5      109.59413
      04/16/02     129.4915       129.2      111.85514
      04/17/02    126.57627       127.5      111.60982
      04/18/02     128.1356       128.1        111.688
      04/19/02     129.1525       131.0      112.47761
      04/22/02      129.017       129.8      109.98677
      04/23/02    127.08475       129.2       109.0608
      04/24/02    123.45763       125.4      108.36787
      04/25/02    118.30508       120.0        109.163
      04/26/02    119.49153       120.4      106.27734
      04/29/02    116.61017       119.0      103.06749
      04/30/02    114.91526       116.2      103.03357
      05/01/02    114.91526       116.2      104.51455
      05/02/02    110.84746       114.2      103.67412
      05/03/02    110.50847       114.6      102.36934
      05/06/02      110.339       114.6      100.28797
      05/07/02    108.47458       110.8         101.77
      05/08/02    112.54238       115.2      105.85689
      05/09/02    113.55932       116.9      105.58642
      05/10/02    111.86441       115.4      103.79858
      05/13/02    110.16949       113.5      104.81357
      05/14/02    112.77966       115.6      108.07006
      05/15/02    115.93221       121.2      109.18961
      05/16/02    115.59322       119.0      109.32935
      05/17/02     113.8983       120.0      108.12767
      05/20/02    110.16949       114.8      106.03342
      05/21/02    113.45763       117.5      105.20245
      05/22/02    108.47458       115.4      105.83242
      05/23/02    108.47458       115.3      107.09283
      05/24/02    108.98306       113.8      107.37585
      05/28/02    108.47458       114.6      105.51437
      05/29/02    109.25424       115.2       105.5971
      05/30/02    106.61017       113.5      102.53104
      05/31/02     110.0339       116.2      103.69044
      06/03/02    109.49152       117.1       101.1448
      06/04/02    106.84747       115.0         100.48
      06/05/02    108.57626       115.4      100.16679
      06/06/02    109.49152       117.5       95.67953
      06/07/02    103.08474       112.5       94.19271
      06/10/02    105.08474       112.7       96.18733
      06/11/02    108.37288       116.2       95.78049
      06/12/02    103.22034       111.5       85.46558
      06/13/02      98.0339       105.0       79.44829
      06/14/02     95.22034       102.7       79.61239
      06/17/02     99.32204       106.0       80.99887
      06/18/02     98.98306       105.3       81.73568
      06/19/02     95.69491       104.7         79.196
      06/20/02     94.50847       102.3       76.22543
      06/21/02     94.67796       103.6       76.24676
      06/24/02     88.47458        98.1         75.424
      06/25/02     89.49152        98.2       73.51685
      06/26/02     91.35593       102.7       73.83128
      06/27/02     89.83051       101.9       69.79404
      06/28/02     94.74577       105.0       72.52177
      07/01/02     94.61017       104.4       67.22308
      07/02/02     91.52542        96.7       67.21713
      07/03/02     82.40678        94.8         66.957
      07/05/02     92.27119        98.3       71.04218
      07/08/02     92.20339       101.3       71.31483
      07/09/02     90.10169       101.3       69.95432
      07/10/02     87.79661        97.6       68.44429
      07/11/02     82.94915        94.0        70.6077
      07/12/02     82.77966        93.5       70.62865
      07/15/02      80.0339        91.9       69.92333
      07/16/02     77.28813        87.5       69.18465
      07/17/02     82.54237        93.3       69.27085
      07/18/02     85.25423        96.7        67.5751
      07/19/02     80.67796        94.2       66.15269
      07/22/02      77.9661        90.0       63.72569
      07/23/02     74.57627        83.5         61.366
      07/24/02     66.61017        79.9       65.62778
      07/25/02     73.11864        82.5       63.18632
      07/26/02     71.52542        80.2       62.96888
      07/29/02     75.22034        86.7       70.37522
      07/30/02     77.32203        87.3       71.10378
      07/31/02     78.98305        86.9       68.35645
      08/01/02     73.35593        82.1       65.60319
      08/02/02     70.27118        79.2       63.65808
      08/05/02     68.61017        76.9       56.24687
      08/06/02     67.15254        72.9       59.04987
      08/07/02     65.59322        72.9       61.27522
      08/08/02     69.15254        77.3        64.0584
      08/09/02     71.42373        77.9       63.76629
      08/12/02     70.50848        78.3       64.41264
      08/13/02     65.89831        72.7       60.41959
      08/14/02     64.40678        73.1       64.21026
      08/15/02     67.01695        74.2       66.88432
      08/16/02     66.67796        76.0        67.9325
      08/19/02     71.52542        80.0       70.99389
      08/20/02       73.661        81.7       69.48651
      08/21/02     74.20339        81.8       68.10217
      08/22/02         74.2        82.3        71.1964

Rates of Return     -25.80%      -17.69%        -28.80%


Notes
1. Reflects the indexed closing price of the Publicis ADR, which trades in U.S. dollars
2.  Comparable companies include Omnicom, WPP, IPG, and Havas